UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned previously notified the Securities and Exchange Commission on Form N-6F, filed on November 1, 2022, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	PGIM Private Credit Fund

Address of Principal Office:	655 Broad Street Newark, NJ 07102-4410

Telephone Number:	(973) 802-5032

Name and address for agent for service of process:	Claudia DiGiacomo PGIM Investments LLC 655 Broad Street Newark, NJ 07102-4410

This Amendment No. 1 to the undersigned company’s Form N-6F filed on November 1, 2022 is necessary because of delays in the commencement of the undersigned company’s public offering, which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The undersigned company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Newark and the State of New Jersey on the 27th day of January, 2023.

PGIM PRIVATE CREDIT FUND

By:	/s/ Claudia DiGiacomo
	Name:	Claudia DiGiacomo
	Title:	Chief Legal Officer

Attest:	/s/ Debra Rubano
	Name:	Debra Rubano
	Title	Assistant Secretary

[Signature Page to PGIM Private Credit Fund Form N-6F/A]